QUANTUM CORPORATION
224 Airport Parkway, Suite 550
San Jose, CA 95110

December 7, 2020

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Quantum Corporation – Registration Statement – Form S-3
File No. 333-250976

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quantum Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S‑3 (File No. 333-250976) (the “Registration Statement”) be declared effective on December 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Nicholas Griffin of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Nicholas Griffin at (713) 276-7628.

[Signature Page Follows]

Sincerely,

QUANTUM CORPORATION

By: /s/ J. Michael Dodson
J. Michael Dodson
Chief Financial Officer

cc: James Lerner
Regan MacPherson
Davina K. Kaile

Signature Page to SEC Acceleration Request